    As filed with the Securities and Exchange Commission on October 28, 2004

                                                    1933 Act File No. 333-119183
                                                     1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 196

B.   Name of Depositor:   CLAYMORE SECURITIES, INC.

C.   Complete address of Depositor's principal executive offices:

                           2455 Corporate West Drive
                           Lisle, Illinois 60532

D.   Name and complete address of agents for service:

     CLAYMORE SECURITIES, INC.
     Attention: Nicholas Dalmaso, Esq.
     Senior Managing Director and General Counsel
     2455 Corporate West Drive
     Lisle, Illinois 60532

     CHAPMAN AND CUTLER LLP
     Attention: Eric F. Fess, Esq.
     111 West Monroe Street
     Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)
/ /  on (date) pursuant to paragraph (b)
/ /  60 days after filing pursuant to paragraph (a)
/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/  Check box if it is proposed that this filing will become effective on

/X/  October 28, 2004 at 1:30 P.M. Eastern Time pursuant to Rule 487.

             IQ/CLAYMORE MUNICIPAL PORTFOLIO (10-15 YEARS), SERIES 2

                                   a series of
               Claymore Securities Defined Portfolios, Series 196


[INVESTMENT ADVISORS LOGO]

[CLAYMORE(R) LOGO]



 A PORTFOLIO OF INVESTMENT GRADE MUNICIPAL BONDS WITH STATED MATURITIES BETWEEN
  THE YEARS 2014 AND 2019 THAT IS DESIGNED TO PAY REGULAR FEDERALLY TAX-EXEMPT
                                    INTEREST.



                                   Prospectus

                             Dated October 28, 2004



    The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

[GRAPHIC]

                                As Selling Agent

INVESTMENT SUMMARY

     THIS INVESTMENT SUMMARY PROVIDES AN ABBREVIATED DISCUSSION REGARDING THE TRUST. MORE DETAILED INFORMATION CAN BE FOUND LATER IN THIS PROSPECTUS.

                                    OVERVIEW

     The IQ/Claymore Municipal Portfolio (10-15 years), Series 2 (the "TRUST") is a unit investment trust and a series of the Claymore Securities Defined Portfolios, Series 196. Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately 15 years.

                              PUBLIC OFFERING PRICE


     If the units of the trust had been available for sale immediately prior to the initial offering of the trust, the Public Offering Price per unit would have been $10.00. The Public Offering Price of the units during the initial offering period is generally based on:


     - the aggregate institutional offering price of the bonds in the trust's portfolio divided by the number of units outstanding, plus


     - a sales charge equal to 3.75% of the Public Offering Price excluding organization costs (3.896% of aggregate institutional offering price of the bonds per unit), and


     -    a pro rata portion of estimated organization costs.

                              INVESTMENT OBJECTIVE

     The trust's primary objective is to seek to obtain federally tax-exempt interest income through an investment in a fixed portfolio of investment grade municipal bonds which mature in 6 consecutive years, 2014 to 2019 (the "BONDS"). The trust's secondary objective is preservation of capital. The trust intends to pay interest distributions each month and expects to prorate the interest distributed on an annual basis see "Distributions." There can be no assurance that the trust will achieve these investment objectives; however, the sponsor will select bonds that it believes have the best chance to meet the trust's objectives over its approximate 15 year life.


     Municipal bonds are debt instruments issued by state and local governments to raise money for various public works projects such as highways, airports and schools. The most distinct characteristic of municipal bonds is that generally these bonds provide interest income exempt from normal federal income taxes, and in some cases, is exempt from state and local taxes. In addition to offering the potential for federally tax-exempt interest income and, for individuals, income exempt from the federal alternative minimum tax for qualifying investors, all of the municipal bonds held in the trust will be rated investment-grade quality, as of the date of this Prospectus, by at least one of the following ratings agencies: Standard & Poor's, Fitch Inc. ("FITCH") or Moody's Investors Service ("MOODY'S"). Investment grade bonds are bonds that are rated at least in the category of BBB by Standard & Poor's or Fitch or Baa by Moody's. A rating in the category of BBB or Baa is the lowest possible investment grade rating. See "Description of Bond Ratings" for details.


                               PORTFOLIO STRATEGY

     The trust will invest in a portfolio of municipal bonds with maturities ranging from 2014 to 2019. Municipal bonds with maturities of 10-15 years typically have call provisions beginning 10-years from the date of initial issuance. For this reason investors may receive principal distributions from bonds being called prior to their maturity.

     The trust includes bonds that are scheduled to mature in staggered intervals during the life of the trust. As a result, the trust can potentially offer investors some distinct advantages. Similar portfolio strategies are often used as alternatives to investing in individual long-term bonds when investors are concerned about an anticipated rise in interest rates. This approach intends to provide these investors with the return of a portion of the initial par value of the bonds in the trust at staggered intervals, which in turn, would allow them to reinvest the returned amounts at the then current yields. Furthermore, a portfolio of bonds with 10-15 year maturities could potentially provide lower interest rate sensitivity than a portfolio comprised of longer maturity bonds, and as a result, may better allow the trust to meet its secondary objective of capital preservation.

                             BOND SELECTION FACTORS

     The following factors, among others, were considered in selecting the bonds:

     - whether the bonds selected would generate interest income exempt from normal federal income taxes imposed on holders of units;

     - whether the bonds selected were rated at least in the category of BBB by Standard & Poor's or Fitch or Baa by Moody's;

     - the maturity dates of the bonds (including whether such bonds may be called or redeemed prior to their stated maturies);

     -    the diversity of the issuer and the purpose of issue of bonds; and

     - the cost of the bonds relative to what the sponsor believes to be their value.

                                 PRINCIPAL RISKS

     INVESTORS CAN LOSE MONEY BY INVESTING IN THE TRUST. The value of the units and the bonds held in the portfolio can each decline in value. An investor should consider the following factors, among other things, when deciding whether to purchase units of the trust:

     - No assurance can be given that the trust's objectives will be achieved. These objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations.

     - Municipal bonds are fixed rate debt obligations that generally decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in federal income tax rates. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

     - Changes in the tax treatment of bonds either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws may have an adverse impact on the value of the units and the bonds held in the trust.

     - If a decrease in net asset value occurs and units of the trust are tendered for redemption, the trust may be forced to liquidate some of its bonds which may be at a loss. If such redemptions are substantial enough, provisions of the trust's indenture could cause a complete and unexpected liquidation of the trust before its scheduled maturity, resulting in unanticipated losses for investors.

     - Since the portfolio is fixed and not managed, in general, the sponsor only sells bonds at the trust's termination or in order to meet redemptions or to pay expenses. As a result, the price at which a bond is sold may not be the highest price the trust could have received during the life of the trust.

     - Certain of the bonds included in the trust may be original issue discount bonds or "zero coupon" bonds, as noted in "Trust Portfolio". These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks. When securities in a particular industry make up 25% or more of a trust, it is said to be "concentrated" in that industry which makes the trust subject to more market risk. The trust is concentrated in bonds of issuers located in Texas, making the trust subject to more market risk.


     See "Risk Factors" for more information.

                            CLAYMORE SECURITIES INC.

     THE SPONSOR. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds, mutual funds and unit investment trusts in the primary and secondary markets. We are a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532, at and at 101 Elm Street, Suite 310, Conshohocken, Pennsylvania 19428.

     Claymore serves as sponsor of the trust and has sole responsibility for the selection of the trust's bonds, and all execution and delivery responsibilities in connection therewith.

                          ABOUT IQ INVESTMENT ADVISORS

     A newly-formed indirect subsidiary of Merrill Lynch & Co., Inc., IQ Investment Advisors LLC ("IQ") is an investment adviser registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940.

     IQ Investment Advisors takes a non-traditional approach to asset management. Unlike many other investment advisers, IQ does not design its products around the views and skills of individual portfolio managers or management teams. Instead, IQ Investment Advisors seeks to identify specific economic or strategic investment themes that may fill a particular need of investors. IQ then defines a disciplined portfolio management strategy based on each such investment theme and seeks to provide the strategy to investors in what it believes to be a scalable and cost-effective. In many cases, IQ will collaborate in connection with its proprietary products with an asset manager who has a high degree of expertise in the specific investment theme, and may retain the manager to act as sub-adviser with respect to aspects of portfolio implementation. IQ may also collaborate with other asset managers in connection with products or services that those asset managers may create or sponsor. IQ intends to offer its strategies through a variety of investment vehicles, such as mutual funds, closed-end funds, private partnerships, and unit investment trusts.

     IQ has provided the sponsor with certain guidance in connection with the design of the trust and, pursuant to a licensing agreement, has permitted the sponsor and the trust to use IQ's trademark in connection with the trust. IQ will not participate in the selection, execution or delivery of the trust's bonds, which is the sole responsibility of the sponsor.

                                      TAXES

     Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the trust is exempt from normal federal income taxes for U.S. investors and the federal alternative minimum tax for certain qualifying parties. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the trust on the disposition of bonds.

     See "Tax Status" for further tax information.

                                  DISTRIBUTIONS

     Holders of units will receive interest payments from the trust each month. The trust prorates the interest distributed on an annual basis. Annual interest distributions are expected to vary from year to year.


     Each unit of the trust at the initial date of deposit represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Summary of Essential Financial Information" and net income of the trust.


                                MARKET FOR UNITS

     A unitholder may dispose of its units by redemption through The Bank of New York, which serves as the trustee of the trust (the "TRUSTEE"). The price received from the trustee by the unitholder for units being redeemed is based upon the aggregate institutional bid price of the underlying bonds. Units can be sold at any time to the sponsor or the trustee without fee or penalty.


     Until six months after the initial date of deposit or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.


                                FEES AND EXPENSES

     This table shows the fees and expenses you may pay, directly or indirectly,when you invest in the portfolio.


                           AS A  % OF        AMOUNT PER
                             PUBLIC        $1,000 INVESTED
                            OFFERING        (as of initial
INVESTOR FEES                PRICE         date of deposit)
-------------              ----------      ----------------
MAXIMUM SALES
 CHARGE                        3.75%         $    37.50
                               ====          ==========

MAXIMUM ESTIMATED
ORGANIZATION COSTS
(amount per 100 units)(2)                    $     4.40
                                             ==========

ANNUAL FUND
OPERATING EXPENSES
(PER 100 UNITS)

Trustee's fees(3)(4)          0.082%         $     0.82

Sponsor's supervisory
fee(3)                        0.030                0.30

Bookkeeping and
Administrative fee(3)         0.035                0.35

Sponsor's evaluation
fee(3)                        0.035                0.35

Estimated other trust
operating expenses(5)         0.020                0.20
                              -----          ----------

   Total                      0.202          $     2.02
                              =====          ==========


(1)  Excludes organization costs.


(2) Organization costs are deducted from portfolio assets six months after the initial date of deposit or at the close of the initial offering period, at the discretion of the sponsor.


(3) The trustee's fees and the sponsor's evaluation fee are based on the principal amount of the bonds in the trust on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the trust at any time during that period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decrease during that period. The sponsor serves as evaluator for all evaluations.


(4) During the first year the trustee may reduce its fee by a nominal amount that relates to the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued"or "delayed delivery" bonds. Should the interest exceed this amount, the trustee will reduce its fee up to its annual fee. After the first year, the trustee's fee will be the amount indicated above. Estimated net interest income will remain as shown.


(5) Other estimated trust operating expenses do not include brokerage commissions and other transactional fees.

                                     EXAMPLE

     This example helps you compare the costs of this trust with other unit investment trusts and mutual funds. In the example, we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


     1 year                                    $439

     3 years                                   $480

     5 years                                   $521

     10 years                                  $626

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 196 ESSENTIAL INFORMATION

AS OF OCTOBER 28, 2004, THE INITIAL DATE OF DEPOSIT


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees that broker-dealers may charge for processing redemption requests or transactional expenses.


SPONSOR AND EVALUATOR:      Claymore Securities, Inc.

TRUSTEE:                    The Bank of New York

INITIAL DATE OF DEPOSIT:    October 28, 2004

FIRST SETTLEMENT DATE:      November 2, 2004

MANDATORY TERMINATION
  DATE:                     December 1, 2019

CUSIP NUMBER:               183840230
  Cash

TICKER                      CIQMCX

MINIMUM INVESTMENT:         100 Units.

AVERAGE DOLLAR
  WEIGHTED MATURITY
  OF BONDS IN THE TRUST:    12.23 years.

EVALUATION TIME:            As of the close of trading of the New York Stock
                            Exchange (normally 4:00 p.m. Eastern Time).
                            (However, on the first day units are sold the
                            Evaluation Time will be as of the close of trading
                            on the New York Stock Exchange or the time the
                            registration statement filed with the Securities and
                            Exchange Commission becomes effective, if later.)

MINIMUM PRINCIPAL
  DISTRIBUTIONS:            $0.01 per Unit.

MINIMUM PAR VALUE OF        $2,000,000 par value
  THE BONDS IN THE TRUST    of bonds
  UNDER WHICH THE TRUST
  AGREEMENT MAY BE
  TERMINATED:

RECORD DATE:                1st Day of each Month.

DISTRIBUTION DATE:          15th Day of each Month.


TYPES OF BONDS

     The portfolio consists of the following types of bonds:


                                         APPROXIMATE
                                          PORTFOLIO
TYPE OF ISSUER                           PERCENTAGE*
--------------                           -----------
General Obligation                            53%
Lease                                         19
Industrial                                     8
Education                                      6
Utility                                        6
Hospital                                       4
Water & Sewer                                  2
Sales Tax Revenue                              2
                                             ---
                                             100%
                                             ===


BOND RATINGS

     The portfolio consists of bonds rated in the following categories by Standard & Poor's, Fitch and Moody's:


                                            APPROXIMATE
                                             PORTFOLIO
STANDARD & POOR'S                           PERCENTAGE*
AAA                                              49%
AA+                                               8
AA-                                              10
A+                                                2
BBB+                                              9
NR                                               22
                                                ---
                                                100%
                                                ===

                                            APPROXIMATE
                                             PORTFOLIO
FITCH                                       PERCENTAGE*
AAA                                              43%
A+                                               10
NR                                               47
                                                ---
                                                100%
                                                ===

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 196 ESSENTIAL INFORMATION

AS OF OCTOBER 28, 2004, THE INITIAL DATE OF DEPOSIT



                                            APPROXIMATE
                                             PORTFOLIO
MOODY'S                                     PERCENTAGE*
-------                                     -----------
Aaa                                              49%
Aa1                                               8
Baa1                                              9
NR                                               34
                                                ---
                                                100%
                                                ===



STATES AND TERRITORIES

     The bonds were issued by entities located in the following states or territories:



                                        APPROXIMATE
                                         PORTFOLIO
STATE OR TERRITORY                      PERCENTAGE*
------------------                      -----------
TX                                          25%
NJ                                          15
KY                                          10
NY                                          10
WA                                          10
MO                                           9
PA                                           6
AK                                           4
WI                                           4
NV                                           3
IL                                           2
IN                                           2
                                           ---
Total                                      100%
                                           ===



INSURANCE PROVIDERS

     The portfolio consists of bonds insured by the following insurance companies:



                                        APPROXIMATE
                                         PORTFOLIO
INSURANCE CO                            PERCENTAGE*
------------                            -----------
NONE                                        37%
MBIA                                        33
FGIC                                        21
FSA                                          9
                                           ---
Total                                      100%
                                           ===



*  Based on principal amount of the bonds in the trust.

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 196
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

AS OF OCTOBER 28, 2004, THE INITIAL DATE OF DEPOSIT



PRINCIPAL AMOUNT OF BONDS IN TRUST:                                              $    150,000
NUMBER OF UNITS:                                                                       15,756
FRACTIONAL UNDIVIDED INTEREST IN TRUST PER UNIT:                                     1/15,756
PRINCIPAL AMOUNT OF BONDS PER UNIT:                                              $      9.520
PUBLIC OFFERING PRICE:
      Aggregate Offering Price of Bonds in the Portfolio:                        $    151,654
      Aggregate Offering Price of Bonds per Unit:                                $      9.625
      Organization Costs per Unit:                                               $      0.044
      Sales Charge of 3.896% (3.75% of Public Offering Price
       excluding organization costs):                                            $      0.375
      PUBLIC OFFERING PRICE PER UNIT:                                            $     10.000
REDEMPTION PRICE PER UNIT:                                                       $      9.601*
EXCESS OF PUBLIC OFFERING PRICE OVER REDEMPTION PRICE PER UNIT:                  $      0.399
ESTIMATED ANNUAL INTEREST INCOME PER UNIT
  (INCLUDES CASH INCOME ACCRUAL ONLY):                                           $     0.3907
Less Estimated Annual Expenses per Unit:                                         $     0.0202
                                                                                 ------------
ESTIMATED NET ANNUAL INTEREST INCOME PER UNIT:                                   $     0.3705
                                                                                 ============
ESTIMATED DAILY RATE OF NET INTEREST ACCRUAL PER UNIT:                           $    0.00102
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE
  (INCLUDES CASH INCOME ACCRUAL ONLY):                                                   3.71%
ESTIMATED LONG-TERM RETURN:                                                              3.37%

ESTIMATED INTEREST DISTRIBUTIONS PER UNIT:
- Date of First Distribution:                                    December 15, 2004
- Amount of First Distribution:                                                  $     0.0295
- Record Date of First Distribution:                              December 1, 2004
- Date of Regular Distribution:                                 15th of each Month
- Amount of Regular Distribution:                                                $     0.0306
- Record Date of Regular Distribution:                           1st of each Month
- Regular Total Annual Distributions:                                            $     0.3907


* Based solely upon the institutional bid prices of the bonds. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unitholders-Redemption-Computation of Redemption Price per Unit."

(1) As of the close of business on the Initial Date of Deposit, the sponsor may adjust the number of units of so that the Public Offering Price per unit will equal approximately $10 per unit. If such an adjustment occurs, certain of the items provided herein may vary.

TRUST PORTFOLIO

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 196

THE TRUST PORTFOLIO AS OF OCTOBER 28, 2004, THE INITIAL DATE OF DEPOSIT



AGGREGATE                                                                                                    1ST OPTIONAL
PRINCIPAL      CUSIP                   COMPANY NAME(1)                COUPON    MATURITY    INSURANCE    REDEMPTION PROVISIONS(2)
---------    ---------    ----------------------------------------    ------    --------    ---------    ------------------------
$  12,000    106214FR5    Brazos River Authority, Refunding Bonds,     4.250%    12/1/17      FGIC       06/01/2014 @ $100.00
                          Ref-Coll-Centerpoint Energy, Series B
$   3,600    120280MD1    Bullitt County School District Finance       4.000%    10/1/16      MBIA       10/01/2014 @ $100.00
                          Corporation, Kentucky, School
                          Improvement Bonds, Second Series
$   4,200    120280ME9    Bullitt County School District Finance       4.000%    10/1/17      MBIA       10/01/2014 @ $100.00
                          Corporation, Kentucky, School
                          Improvement Bonds, Second Series
$   7,800    120280MX7    Bullitt County School District Finance       3.500%     5/1/14      MBIA       05/01/2014 @ $100.00
                          Corporation, Kentucky, Refunding Bonds(6)
$   4,500    180847YP4    County Of Clark, Nevada, Refunding           4.500%     6/1/15      FSA        06/01/2014 @ $100.00
                          Bonds, Series A
$   3,300    181093SK2    Clark County, Washington, Public             4.000%    12/1/19      MBIA       12/01/2014 @ $100.00
                          Improvement Bonds, Series A
$  12,000    3468387X7    Fort Bend Independent School District,       4.100%    8/15/16      NONE       08/15/2014 @ $100.00
                          Texas, Refunding Bonds, Series A
$  12,000    49474EWH2    King County, Washington, Public              4.000%     1/1/18      NONE       01/01/2015 @ $100.00
                          Improvement Bonds, Series B
$   3,300    592247FQ8    Metropolitan Pier & Exposition Authority,    0.000%    6/15/19      MBIA       06/15/2019 @ $100.00
                          Illinois, Refunding Bonds, Capital
                          Appreciation, Mccormick Project
$  13,400    60636CMX4    Missouri Development Finance Board,          5.250%    12/1/19      NONE       06/01/2014 @ $100.00
                          Missouri, Economic Improvement Bonds,
                          Branson Landing Project, Series A
$   8,300    613910JW9    Montgomery County Municipal Utility          4.100%     3/1/18      FGIC       03/01/2012 @ $100.00
                          District No. 46, Texas, Water Utility
                          Improvement Bonds, Waterworks & Sewer
                          System(6)
$   5,500    613910JX7    Montgomery County Municipal Utility          4.200%     3/1/19      FGIC       03/01/2012 @ $100.00
                          District No. 46, Texas, Water Utility
                          Improvement Bonds, Waterworks & Sewer
                          System(6)
$   7,500    615298GH3    Montville Township, New Jersey, Public       4.000%    11/1/15      MBIA       11/01/2014 @ $100.00
                          Improvement Bonds(6)
$   5,900    64983U2L3    New York State Dormitory Authority,          5.250%    2/15/16      NONE       02/15/2014 @ $100.00
                          Health, Hospital And Nursing Homes
                          Improvement Bonds, Series B
$   8,700    64983UQ86    New York State Dormitory Authority,          5.250%     7/1/14      NONE       07/01/2014 @ $100.00
                          Refunding Bonds, New York State
                          Department Of Health
$   6,000    662523VQ9    North Slope Boro, Alaska, Public             0.000%    6/30/14      MBIA       06/30/2014 @ $100.00
                          Improvement Bonds, Series A
$   8,400    717823L97    City Of Philadelphia, Pennsylvania           5.375%     7/1/17      FSA        07/01/2017 @ $100.00
                          Refunding Bonds, 1975 General Ordinance,
                          17Th Series
$   3,600    726317CZ1    Plainfield Indiana, Refunding Bonds          4.500%     7/1/16      NONE       01/01/2015 @ $100.00
$  14,700    895130Q39    City Of Trenton, New Jersey, School          4.000%    7/15/15      MBIA       07/15/2014 @ $100.00
                          Improvement Bonds
$   5,300    97705LEP8    State Of Wisconsin, Public Improvement       4.000%     5/1/18      FGIC       05/01/2015 @ $100.00
                          Bonds, Series E
---------
$ 150,000
=========

AGGREGATE                                                                                            COST TO
PRINCIPAL      CUSIP                   COMPANY NAME(1)              MOODY'S(3)  S&P(3) FITCH(3)  PORTFOLIO(4)(5)
---------    ---------    ----------------------------------------  ----------  ------ --------  ---------------
$  12,000    106214FR5    Brazos River Authority, Refunding Bonds,      Aaa      AAA      NR          $ 12,162
                          Ref-Coll-Centerpoint Energy, Series B
$   3,600    120280MD1    Bullitt County School District Finance        Aaa       NR      AAA         $  3,671
                          Corporation, Kentucky, School
                          Improvement Bonds, Second Series
$   4,200    120280ME9    Bullitt County School District Finance        Aaa       NR      AAA         $  4,245
                          Corporation, Kentucky, School
                          Improvement Bonds, Second Series
$   7,800    120280MX7    Bullitt County School District Finance        Aaa       NR      NR          $  7,769
                          Corporation, Kentucky, Refunding Bonds(6)
$   4,500    180847YP4    County Of Clark, Nevada, Refunding            Aaa      AAA      AAA         $  4,807
                          Bonds, Series A
$   3,300    181093SK2    Clark County, Washington, Public              Aaa       NR      AAA         $  3,257
                          Improvement Bonds, Series A
$  12,000    3468387X7    Fort Bend Independent School District,         NR      AAA      AAA         $ 12,242
                          Texas, Refunding Bonds, Series A
$  12,000    49474EWH2    King County, Washington, Public               Aa1      AA+      NR          $ 11,932
                          Improvement Bonds, Series B
$   3,300    592247FQ8    Metropolitan Pier & Exposition Authority,     Aaa      AAA      AAA         $  1,697
                          Illinois, Refunding Bonds, Capital
                          Appreciation, Mccormick Project
$  13,400    60636CMX4    Missouri Development Finance Board,           Baa1     BBB+     NR          $ 14,123
                          Missouri, Economic Improvement Bonds,
                          Branson Landing Project, Series A
$   8,300    613910JW9    Montgomery County Municipal Utility           NR       AAA      NR          $  8,321
                          District No. 46, Texas, Water Utility
                          Improvement Bonds, Waterworks & Sewer
                          System(6)
$   5,500    613910JX7    Montgomery County Municipal Utility           NR       AAA      NR          $  5,518
                          District No. 46, Texas, Water Utility
                          Improvement Bonds, Waterworks & Sewer
                          System(6)
$   7,500    615298GH3    Montville Township, New Jersey, Public        NR       AAA      NR          $  7,718
                          Improvement Bonds(6)
$   5,900    64983U2L3    New York State Dormitory Authority,           NR       AA-      A+          $  6,521
                          Health, Hospital And Nursing Homes
                          Improvement Bonds, Series B
$   8,700    64983UQ86    New York State Dormitory Authority,           NR       AA-      A+          $  9,787
                          Refunding Bonds, New York State
                          Department Of Health
$   6,000    662523VQ9    North Slope Boro, Alaska, Public              Aaa      AAA      AAA         $  4,060
                          Improvement Bonds, Series A
$   8,400    717823L97    City Of Philadelphia, Pennsylvania            Aaa      AAA      AAA         $  9,657
                          Refunding Bonds, 1975 General Ordinance,
                          17Th Series
$   3,600    726317CZ1    Plainfield Indiana, Refunding Bonds           NR        A+      NR          $  3,773
$  14,700    895130Q39    City Of Trenton, New Jersey, School           Aaa       NR      AAA         $ 15,105
                          Improvement Bonds
$   5,300    97705LEP8    State Of Wisconsin, Public Improvement        Aaa      AAA      AAA         $  5,289
                          Bonds, Series E
---------                                                                                             --------
$ 150,000                                                                                             $151,654
=========                                                                                             ========


NOTES TO TRUST PORTFOLIO


(1) Bonds of these issuers are all represented by contracts to purchase bonds. All contracts to purchase the bonds were entered into on October 28, 2004. All contracts are expected to be settled prior to or on November 9, 2004.


(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In Investment addition, certain bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The federal tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status."

(3) The Standard & Poor's, Moody's and Fitch's corporate or municipal bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."


(4) See Note (1) to "Statement of Financial Condition" regarding cost of bonds. The sponsor is responsible for acquiring each of the bonds that it selects for the trust and will deliver the bonds to the trust on the Initial Date of Deposit at a price determined by the evaluator based upon prices provided by Standard & Poor's Securities Evaluations, an independent, industry-recognized municipal bond pricing service. The sponsor acquired such bonds from BNY Capital Markets, Inc., an affiliate of the Trustee, who accumulated such bonds on behalf of the sponsor. Standard & Poor's Securities Evaluations will provide the sponsor with an "institutional offered side" quotation for the bonds, on the trust's initial date of deposit. The institutional offering prices are greater than the current institutional bid prices of the bonds which are the basis on which Redemption Price per unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering-Offering Price" and "Rights of Unitholders-Redemption-Computation of Redemption Price Per Unit"). Immediately prior to the deposit of the trust, the aggregate institutional bid side valuation of the bonds in the trust was lower than the aggregate institutional offering side valuation by 0.2%. Yield of bonds was computed on the basis of institutional offering prices on the Initial Date of Deposit.



(5)  Estimated annual interest income to the trust is $6,156.



(6) This bond has been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 196


We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 9 and 10 of this prospectus, of Claymore Securities Defined Portfolios, Series 196, as of October 28, 2004, the initial date of deposit. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation with The Bank of New York, trustee, of cash deposited for the purchases of bonds, as shown in the statement of financial condition as of October 28, 2004. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 196 as of October 28, 2004, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP


Chicago, Illinois

October 28, 2004

STATEMENT OF FINANCIAL CONDITION


CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 196
AS OF OCTOBER 28, 2004, THE INITIAL DATE OF DEPOSIT



           INVESTMENT IN BONDS
           Sponsor's contracts to purchase underlying bonds backed by cash
            deposited(1)                                                                   $   151,654
           Accrued interest receivable(2)                                                        1,380
                 Total                                                                     $   153,034
                                                                                           ===========
           LIABILITIES AND INTEREST OF INVESTORS
           Liabilities:
              Amount due to trustee(2)                                                     $     1,380
              Organization costs                                                                   693
                                                                                           -----------
              Total liabilities                                                                  2,073

           Interest of investors:
              Cost to investors(3)                                                             157,563
              Less: organization costs and settlement period interest(4)                         5,909
              Less: gross underwriting commission(5)                                               693
                                                                                           -----------
              Net interest of investors                                                        150,961
                                                                                           -----------
                 Total                                                                     $   153,034
                                                                                           ===========

           Number of units                                                                      15,756
                                                                                           ===========
           Net Asset Value per Unit                                                        $     9.625
                                                                                           ===========


----------

(1) Aggregate cost to the trust of the bonds listed under "Trust Portfolio" is based on offering side valuation determined by the evaluator, based upon prices provided by Standard & Poor's Securities Evaluations, on the basis set forth under "Public Offering-Offering Price." The aggregate bid side evaluation of the bonds in the portfolio, as determined by the evaluator, as of the Initial Date of Deposit was $151,275.



(2) On the basis set forth under "Rights of Unitholders-Distribution of Interest and Principal" the trustee will advance an amount equal to the accrued interest on the bonds as of the First Settlement Date, plus any cash received by the trustee with respect to interest on the bonds prior to such date, and the same will be distributed to the sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the Public Offering Price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.

(3) Aggregate Public Offering Price (exclusive of interest) is computed on the number of units set forth above on the basis set forth under "Public Offering-Offering Price."



(4) A portion of the Public Offering Price consists of an amount sufficient to pay for all or a portion of the costs of establishing the trust. These costs have been estimated at $0.044 per unit for the trust.



(5) A sales charge of 3.75% of the Public Offering Price (excluding organization costs) is computed on the units. See "Public Offering-Offering Price" for volume discounts on sales of $500,000 or more.

UNDERSTANDING YOUR INVESTMENT

                                    THE TRUST

     ORGANIZATION. The trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the "TRUST AGREEMENT"). The Trust Agreement is dated as of the Initial Date of Deposit and is between Claymore Securities, Inc. as sponsor and as evaluator ("EVALUATOR") and The Bank of New York, as trustee. The evaluator determines the value of the bonds held in the trust generally based upon prices provided by a pricing service. On the Initial Date of Deposit, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the trust, the trustee delivered to the sponsor the units (the "UNITS") comprising the ownership of the trust. These units are now being offered pursuant to this prospectus.

     UNITS. Each unit represents the fractional undivided interest in the principal and net income of the trust. If any units of the trust are redeemed after the date of this prospectus, the fractional undivided interest in the trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

----------

* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.


     ADDITIONAL UNITS. After your trust is created, additional units of the trust may be issued by depositing in the trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase bonds, contracts to purchase bonds or additional bonds. During the 90-day period following the Initial Date of Deposit, additional deposits of cash or bonds in connection with the issuance and sale of additional units will maintain, to the extent practicable, the original proportionate relationship among the principal amount of each bond in the portfolio of your trust. These additional units, which will result in an increase in the number of units outstanding, will each represent to the extent practicable, an undivided interest in the same bonds of identical issuers as are represented by units issued on the Initial Date of Deposit. Deposits of additional bonds subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the principal amount of each of the bonds comprising the portfolio of your trust at the end of the 90-day period. If any of the bonds included in the portfolio no longer become available, the sponsor will not be able to create additional units.


                                  RISK FACTORS

     An investment in units is subject to the following risks:


     FAILURE OF ISSUERS OR INSURERS TO PAY INTEREST AND/OR PRINCIPAL. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the trust and/or the value of the bonds and the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Initial Date of Deposit the rating assigned to a bond may decline. To the extent a given insurer provides insurance for a significant portion of the trust's portfolio, the trust is exposed to additional risk that such insurer may fail to pay principal with interest when done. NEITHER THE SPONSOR NOR THE TRUSTEE SHALL
BE LIABLE IN ANY WAY FOR ANY DEFAULT, FAILURE OR DEFECT IN ANY BOND OR RESPONSIBLE FOR A DECLINE IN THE RATING OF ANY BOND IN THE PORTFOLIO.


     FIXED-RATE BONDS. An investment in units of the trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer's financial condition worsens or if perceptions of the issuer's financial condition change.

     ORIGINAL ISSUE DISCOUNT BONDS AND ZERO COUPON BONDS. Certain of the bonds in the trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on bonds must be accrued over the term of the bonds. As a result, on sale or redemption of the bonds, the difference between (i) the amount realized and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will generally be treated as taxable gain or loss. Your basis in original issue discount bonds increases as original issue discount accrues. See "Tax Status" herein.

     "WHEN ISSUED" AND "DELAYED DELIVERY" BONDS. Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Initial Date of Deposit (although such issuer had committed to issue such bonds). In the case of these and/or certain other bonds, the delivery of the bonds may be delayed ("delayed delivery") or may not occur. The effect of the trust containing "delayed delivery" or "when issued" bonds is that unitholders who purchased their units prior to the date such bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" bonds during the time between their purchase of units and delivery of such bonds to the trust.

     REDEMPTION OR SALE PRIOR TO MATURITY. Certain of the bonds in the portfolio of the trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised when the institutional offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders and will not be reinvested. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

     The trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

     To the extent that a bond was deposited in the trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

     MARKET DISCOUNT. The portfolio of the trust may consist of some bonds whose current market values were below principal value on the Initial Date of Deposit. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates.

     FAILURE OF A CONTRACT TO PURCHASE BONDS AND SUBSTITUTION OF BONDS. In the event of a failure to deliver any bond that has been purchased for the trust under a contract ("FAILED BONDS"), the sponsor is authorized to purchase other bonds ("REPLACEMENT BONDS"). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

     -    be a tax exempt bond;

     - have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

     - be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

     - be rated at least in the category of BBB or Baa by a major rating organization.

     If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the Estimated Net Annual Interest Income per unit for the trust would be reduced and the Estimated Current Return thereon might be lowered.

     RISK INHERENT IN AN INVESTMENT IN DIFFERENT TYPES OF BONDS. CONCENTRATION RISK. A trust may contain or be concentrated in one or more of the classifications of bonds referred to below. A trust is considered to be "concentrated" in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes a trust less diversified and subject to more market risk. An investment in units of a trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

     GENERAL OBLIGATION BONDS. Certain of the bonds in the portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity's control.

     APPROPRIATIONS BONDS. Certain bonds in a trust may be bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such bonds.

     INDUSTRIAL DEVELOPMENT REVENUE BONDS ("IDRS"). IDRs, including pollution control revenue bonds, are tax-exempt bonds issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

HOSPITAL AND HEALTH CARE FACILITY BONDS. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     HOUSING BONDS. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

     POWER BONDS. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to bonds.

     WATER AND SEWER REVENUE BONDS. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

     EDUCATION, UNIVERSITY AND COLLEGE BONDS. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     LEASE RENTAL BONDS. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     CAPITAL IMPROVEMENT FACILITY BONDS. The portfolio of a trust may contain bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     SOLID WASTE DISPOSAL BONDS. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     MORAL OBLIGATION BONDS. A trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     REFUNDED BONDS. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent party until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     AIRPORT, PORT AND HIGHWAY REVENUE BONDS. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     SPECIAL TAX BONDS. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     TAX ALLOCATION BONDS. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     TRANSIT AUTHORITY BONDS. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

     CONVENTION FACILITY BONDS. The portfolio of a trust may contain bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation bonds issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     CORRECTIONAL FACILITY BONDS. The portfolio of a trust may contain bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation bonds issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.


     TEXAS CONCENTRATION RISK. Because the Texas Trust is concentrated in bonds of issuers located in Texas, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of Texas is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

     The State of Texas was identified in the last century with agriculture and ranching, and through much of this century it has been identified with the oil and gas industry. But the rapid growth of service producing industries and high technology manufacturing over the last two decades has left a diversified Texas economy.

     The same economic and other factors affecting the State of Texas and its agencies also affect cities, counties, school districts and other issuers of bonds located throughout the State. Standard & Poor's and Moody's Investors Service, Inc. assign separate ratings to each issue of bonds sold by these other issuers. Such ratings may be significantly lower than the ratings assigned by such rating agencies to Texas general obligation bonds.

     A wide variety of Texas laws, rules and regulations affect, directly, or indirectly, the payment of interest on, and the repayment of the principal of, bonds in the Texas Trust. The impact of such laws and regulations on particular bonds may vary depending upon numerous factors including, among others, the particular type of bonds involved, the public purpose funded by the bonds and the nature and extent of insurance or other security for payment of principal and interest on the bonds. For example, bonds in the Texas Trust which are payable only from the revenues derived from a particular facility may be adversely affected by Texas laws or regulations which make it more difficult for the particular facility to generate revenues sufficient to pay such interest and principal, including, among other laws, laws and regulations which limit the amount of fees, rates or other charges which may be imposed for use of the facility or which increase competition among facilities of that type or which limit or otherwise have the effect of reducing the use of such facilities generally, thereby reducing the revenues generated by the particular facility. Bonds in the Texas Trust, the payment of interest and principal on which is payable from annual appropriations, may be adversely affected by local laws or regulations that restrict the availability of monies with which to make such appropriations. Similarly, bonds in the Texas Trust, the payment of interest and principal on which is secured, in whole or in part, by an interest in real property may be adversely affected by declines in real estate values and by Texas laws that limit the availability of remedies or the scope of remedies available in the event of a default on such bonds. Because of the diverse nature of such laws and regulations and the impossibility of predicting the nature or extent of future changes in existing laws or regulations or the future enactment or adoption of additional laws or regulations, it is not presently possible to determine the impact of such laws and regulations on the bonds in the Texas Trust, and therefore on the Units.

     All outstanding general obligation bonds of the State are rated AA by Standard and Poor's, Aa1 by Moody's and by AA+ Fitch as of the date of the prospectus.



     LITIGATION AND LEGISLATION. To the best knowledge of the sponsor, there is no litigation pending as of the initial date of deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon the trust. Nevertheless, lawsuits involving the bonds included in the trust or their issuers may exist. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.


     TAX EXEMPTION. From time to time Congress considers proposals to tax the interest on state and local obligations, such as the bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in the units. See "Tax Status" herein for a more detailed discussion concerning the tax consequences of an investment in the units. Unitholders are urged to consult their own tax advisers.

                                 PUBLIC OFFERING


OFFERING PRICE. The sponsor will serve as the trust's underwriter. The price of the units of the trust as of the initial date of deposit was determined by adding to the evaluator's determination of the aggregate institutional offering price of the bonds per unit, based upon prices provided by Standard & Poor's Securities Evaluations a sales charge of 3.75% of the Public Offering Price (excluding organization costs) thereof equal to 3.896% of the aggregate institutional offering price of the bonds per unit and a pro rata portion of estimated organization costs. As of the close of business on the initial date of deposit, the sponsor may adjust the number of units of the trust so that the Public Offering Price per Unit will equal approximately $10.00. During the initial public offering period, sales of at least $500,000 or 50,000 units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the initial date of deposit, at the discretion of the sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.


     During the initial offering period the aggregate institutional offering price of the bonds in the trust is determined by the evaluator. To determine such prices, the evaluator utilizes prices received from Standard & Poor's Securities Evaluations. Standard & Poor's Securities Evaluations determines such institutional offering prices (1) on the basis of current institutional offering prices for the bonds, (2) if institutional offering prices are not available for any bonds, on the basis of current institutional offering prices for comparable bonds, (3) by making an appraisal of the value of the bonds on the basis of institutional offering prices in the market, or (4) by any combination of the above. On or after the initial date of deposit, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate institutional bid price of the underlying bonds and which is to be expected to be less than the aggregate institutional offering price, see "Rights of Unitholders-Redemption."


     During the initial offering period, purchasers of $500,000 or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below. In addition, dealers that sell units will be entitled to the concession provided below for a given transaction.

        AMOUNT OF               SALES         DEALER
        PURCHASE               CHARGE       CONCESSION
        ---------              ------       ----------
  Less than $500,000             3.75%          3.00%
  $500,000 -- $1,000,000         3.25%          2.50%
  $1,000,000 or more             2.75%          2.00%

     We apply these sales charges and dealer concessions as a percent of the unit price at the time of purchase. The dealer concessions are paid out of the sales charges received by the sponsor. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 50,000 and 100,000 units during the initial offering period, your sales charge is 3.25% of your unit price.

     Except as discussed under "Distribution of Units" below, the above volume discount will be the responsibility of the selling agent or dealer and will apply on all purchases at any one time by the same person of units in the trust in the amounts stated. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing units for a single trust estate or single fiduciary account.

     DISTRIBUTION OF UNITS. It is the sponsor's intention to qualify units of the trust for sale in certain of the states and to effect a public distribution of the units through the sponsor and dealers.

     It is the sponsor's intention to qualify units of the trust for sale through the sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Units will initially be sold to dealers at prices which reflect a concession equal to the amount designated in the tables under "Public Offering-Offering Price." The sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers.

     Sales will be made only with respect to whole units, and the sponsor reserves the right to reject, in whole or in part, any order for the purchase of units. A purchaser does not become a unitholder or become entitled to exercise the rights of a unitholder (including the right to redeem his units) until he has paid for his units. Generally, such payment must be made within three business days after an order for the purchase of units has been placed. The price paid by a unitholder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the units.

     The sponsor in its discretion may from time to time, pursuant to objective criteria established by the sponsor, pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of units of the trust. Such payments are made by the sponsor out of their own assets and not out of the assets of the trust. These programs will not change the price unitholders pay for their units or the amount that the trust will receive from the units sold.

     SPONSOR'S AND DEALERS' PROFITS. As set forth under "Public
Offering-Offering Price," the dealers will receive gross commissions equal to the specified percentages of the Public Offering Price of the units of the trust.

     In offering the units of the trust the sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNITHOLDERS

     The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long-Term Return per unit, each as of the Initial Date of Deposit, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to unitholders of the trust is available from the sponsor on request.

     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price per unit will vary with changes in the institutional offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond's purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

     Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the trust and (ii) takes into account the expenses and sales charge associated with each unit of the trust. The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (I.E., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Since the market values and estimated retirements of the bonds, the expenses of the trust and the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future. Contact the sponsor, as indicated on the back page of the Prospectus, for information regarding the estimated principal and interest distribution schedule of the trust.

                               FEDERAL TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

     ASSETS OF THE TRUST. The trust will hold various debt obligations (the "DEBT OBLIGATIONS"). All of the assets held by the trust constitute the "trust assets." For purposes of this federal tax discussion, it is assumed that the Debt Obligations constitute debt for federal income tax purposes the interest on which is excluded from gross income for federal income tax purposes.

     In the opinion of Chapman and Cutler LLP, counsel to the trust, under existing law as of the date of this Prospectus:

     TRUST STATUS. The trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the assets of your trust, and as such you will be considered to have received a pro rata share of income (E.G., accruals of market discount, and capital gains, if any) from the trust assets when such income would be considered to be received by you if you directly owned the trust assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales charge, if any).

     EXCLUSION FROM GROSS INCOME OF INTEREST. At the respective times of issuance of the Debt Obligations, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities, based on certain representations and subject to compliance with certain covenants. Neither the sponsor, nor its counsel have made any special review for the fund of the proceedings relating to the issuance of the Debt Obligations, the bases for the bond counsel opinions, or compliance with the covenants required for tax-exemption. The Internal Revenue Service (the "SERVICE") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Debt Obligations. If an audit is commenced, under current procedures of the Service, unitholders may have no right to participate in such procedure. If the interest on a Debt Obligation should be determined to be taxable, the Debt Obligation would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received both prior to and after the date on which interest is determined to be taxable.

     Your pro rata share of interest on the Debt Obligations will be excluded from your gross income for federal income tax purposes to the same extent that such interest would be excluded from your gross income if you directly owned the Debt Obligations. However, such interest may be taken into account in computing the alternative minimum tax, and the branch profits tax imposed on certain foreign corporations.

     Ownership of the units may result in collateral federal income tax consequences to certain unitholders, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and unitholders who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations.

     If you are a "substantial user" of the facilities financed with the proceeds of certain Debt Obligations, or a related person to a substantial user, you will not be able to exclude from your gross income interest with respect to these Debt Obligations. "Substantial user" and "related person" are defined under federal income tax law.

     For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain bonds is included as an item of tax preference. EXCEPT AS OTHERWISE NOTED HEREIN, THE TRUST DOES NOT INCLUDE ANY SUCH BONDS.

     In the case of certain corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding S Corporations, Regulated Investment Companies, Real Estate Investment Trusts, REMICs or FASITs) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Debt Obligations in the trust. In addition, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations, which include tax-exempt interest, such as interest on the bonds in the trust.

     YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of trust assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related trust assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each trust asset by apportioning the cost of your units, generally including sales charges, among each trust asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

     Under the "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "TAX ACT"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2009. For periods not covered by the Tax Act, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Debt Obligations may have been issued with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their principal value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Thus, the accrual of original discount will be excluded from your gross income for federal income tax purposes to the same extent as interest on the Debt Obligations, as discussed above. Your basis of each Debt Obligation which was issued with original issue discount must be increased as original issue discount accrues.

     Some Debt Obligations may have been purchased by you or the trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price the trust pays for a Debt Obligation or on the price you pay for your units. Market discount is taxed as ordinary income. You will recognize this income when your trust receives principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when you sell or redeem your units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

     Alternatively, some Debt Obligations may have been purchased by you or your trust at a premium. Generally, if the tax basis of your pro rata portion of any Debt Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You must amortize bond premium on a constant yield basis over the remaining term of the Debt Obligation in a manner that takes into account potential call dates and call prices. You cannot deduct amortized bond premium relating to a Debt Obligation. The amortized bond premium is treated as a reduction in the tax-exempt interest received. As bond premium is amortized, it reduces your basis in the bond. The tax basis reduction requirement may result in your realizing a taxable gain when your units are sold or redeemed for an amount equal to or less than your cost.

     If the price of your units includes accrued interest on a Debt Obligation, you must include the accrued interest in your tax basis in that Debt Obligation. When your trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Debt Obligation.

     This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.

     EXCHANGES. If you elect to reinvest amounts received from your trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

     LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by the trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Your share of the trust's expenses are non-deductible to the extent the expenses are allocable to tax-exempt interest from the trust.

                              RIGHTS OF UNITHOLDERS

     OWNERSHIP OF UNITS. Ownership of units of the trust will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. All evidence of ownership of uncertificated units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC or the trustee unless a certificate is properly requested. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

     Beneficial owners of book-entry units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred.

     Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred. Any unitholder who holds a certificate may change to book entry ownership by submitting to the trustee the certificate along with a written request that the units represented by such certificate be held in book entry form.

     DISTRIBUTION OF INTEREST AND PRINCIPAL. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, and interest will be distributed on the distribution date; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $0.01 per unit then outstanding. If such condition exists, the trustee shall, on the next succeeding distribution date, distribute the unitholder's pro rata share of the balance of the Principal Account. Interest received by the trust will be distributed on each applicable distribution date to unitholders of record of the trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of applicable expenses and funds required for the redemption of units. See "Essential Information," "Rights of Unitholders-Expenses and Charges" and "Rights of Unitholders-Redemption."

     The trustee will credit to the Interest Account for the trust all interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest. Other receipts of the trust will be credited to the Principal Account for the trust. The pro rata share of the Interest Account of the trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each unit thereof will be computed by the trustee each applicable Record Date. See "Essential Information." The trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). Proceeds received from the disposition of any of the bonds subsequent to a monthly Record Date and prior to the next succeeding monthly distribution date will be held in the Principal Account for the trust and will not be distributed until the second succeeding monthly distribution date. Because interest on the bonds is not received by the trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest

Account of the trust as of the applicable Record Date. See "Essential Information." Persons who purchase units between a Record Date and a distribution date will receive their first distribution on the second distribution date following their purchase of units under the applicable plan of distribution.

     The difference between the estimated net interest accrued to the first Record Date and to the related distribution date is an asset of the respective unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such units or the maturity, redemption or sale of bonds in the trust.

     Record dates for interest distributions will be the first day of the month. All unitholders, however, who purchase units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per unit basis, appear in the "Summary of Essential Financial Information." The amount of the regular distributions will generally change when bonds are redeemed, mature or are sold or when fees and expenses increase or decrease.

     The trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the trust as of the first day of such month. See "Rights of Unitholders-Expenses and Charges." The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate account. In addition, the trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of units by the trustee. See "Rights of Unitholders-Redemption." Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the unitholders and are available for use by the trustee pursuant to normal banking procedures.

     Because interest on bonds in the trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the trust will not be equal to the amount of money received and available for distribution from the Interest Account to unitholders. Therefore, on each applicable distribution date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the trust, the trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. In addition, the trustee has agreed to advance sufficient funds to the trust in order to reduce the amount of time before distributions of interest to unitholders commence. The trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the trust. The trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     In order to acquire certain of the bonds subject to contract, it may be necessary to pay on the settlement dates for delivery of such bonds amounts covering accrued interest on such bonds which exceed the amounts paid by unitholders. The trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular bonds with respect to which such payments may have been made. Also, since interest on such bonds in the portfolio of a trust (see "The Trust Portfolio") does not begin accruing as tax-exempt interest income to the benefit of unitholders until such bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such bonds between the date of settlement for the units and such dates of delivery.

     In addition, because of the varying interest payment dates of the bonds comprising the trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the trustee, will be greater than the amount of interest actually received by the trust and distributed to unitholders. Therefore, there will usually remain an item of accrued interest that is added to the value of the units. If a unitholder sells all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Similarly, if a unitholder redeems all or a portion of his units, the Redemption Price per unit which he is entitled to receive from the trustee will also include accrued interest on the bonds. Thus, the accrued interest attributable to a unit will not be entirely recovered until the unitholder either redeems or sells such unit or until the trust is terminated.

     EXPENSES AND CHARGES. INITIAL EXPENSES. Investors will bear all or a portion of the costs incurred in organizing the trust -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states, the initial audit of the trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of units.

     FEES. The trustee's, sponsor's supervisory, bookkeeping and administrative and sponsor's evaluation fees are set forth under "Fees and Expenses" in the Investment Summary. The trustee's fee and the sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of bonds on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee, which is earned for portfolio supervisory services, and the bookkeeping and administrative fees are based on the largest number of units in the trust at any time during such period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decreased during that period. The sponsor's supervisory fee, bookkeeping and administrative and sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and

Expenses" for the trust, may exceed the actual costs of providing portfolio supervisory, bookkeeping and administrative or evaluation services for the trust, but at no time will the total amount the sponsor receives for portfolio supervisory services, bookkeeping and administrative or evaluation services rendered to all series of Claymore Securities Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year.

     The trustee will receive for its ordinary recurring services to the trust an annual fee in the amount set forth under "Fees and Expenses" for the trust. There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the trustee from the trust's funds, see "Rights of Unitholders-Distribution of Interest and Principal." For a discussion of the services performed by the trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The trustee's fee, bookkeeping and administrative fees and the sponsor's fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent." If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the trust, or amounts payable to the trustee which are secured by its prior lien on the trust, the trustee is permitted to sell bonds to pay such amounts.

     OTHER CHARGES. The following additional charges are or may be incurred by the trust: all expenses (including audit and counsel fees) of the trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the sponsor, the expenses and costs of any action undertaken by the trustee to protect the trust and the rights and interests of the unitholders; fees of the trustee for any extraordinary services performed under the Trust Agreement; indemnification of the trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the trust; and all taxes and other governmental charges imposed upon the bonds or any part of the trust (no such taxes or charges are being levied or made or, to the knowledge of the sponsor, contemplated). To the extent lawful, the trust shall bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state bonds laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the trust. Any payments received by the sponsor reimbursing it for payments made to update the trust's registration statement will not exceed the costs incurred by the sponsor. The above expenses, including the trustee's fee, when paid by or owing to the trustee, are secured by a lien on the trust. In addition, the trustee is empowered to sell bonds in order to make funds available to pay all expenses.

     REPORTS AND RECORDS. The trustee shall furnish unitholders of the trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. Within a reasonable time after the end of each calendar year, the trustee will furnish to each person who at any time during the calendar year was a unitholder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of bonds and any earned original issue discount), deductions for payment of applicable taxes and for fees and expenses of the trust, redemptions of units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the trust, purchase of replacement bonds, redemptions of units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (3) a list of the bonds held and the number of units outstanding on the last business day of such calendar year;
(4) the Redemption Price per unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each unit outstanding.

     The trustee shall keep available for inspection by unitholders at all reasonable times during usual business hours, books of record and account of its transactions as trustee including records of the names and addresses of unitholders of the trust, certificates issued or held, a current list of bonds in the trust and a copy of the Trust Agreement.

     REDEMPTION. TENDER OF UNITS. Units may be tendered to the trustee for redemption at its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the sponsor or the trustee. Units redeemed by the trustee will be canceled.

     The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     To redeem your units which are evidenced by registered certificates, if any, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.

     Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the Redemption Price per unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "Redemption-Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which units are properly received by the trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the trustee on such day for redemption at the Redemption Price computed on that day.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of bonds by the trustee at a loss. To the extent bonds are sold, the size and diversity of the trust may be reduced.

     The trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the SEC by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying bonds is not reasonably practicable, or for such other periods as the SEC has by order permitted.

     COMPUTATION OF REDEMPTION PRICE PER UNIT. The Redemption Price per unit is determined by the trustee on the basis of the institutional bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the institutional offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made. The institutional bid prices of the securities may be expected to be less than the institutional offering prices. This Redemption Price per unit is each unit's pro rata share, determined by the trustee, of: (1) the aggregate value of the bonds in the trust (determined by the evaluator, generally based upon prices provided by a pricing service as set forth below), (2) cash on hand in the trust (other than cash covering contracts to purchase bonds), and (3) accrued and unpaid interest on the bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the trust, (b) the accrued expenses of the trust, (c) cash held for distribution to unitholders of record as of a date prior to the evaluation, and (d) unpaid organization costs. The evaluator, generally based upon prices provided by a pricing service may determine the value of the bonds in the trust (1) on the basis of current institutional bid prices for the bonds, (2) if institutional bid prices are not available for any bonds, on the basis of current institutional bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

     Until six months after the Initial Date of Deposit or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     The difference between the institutional bid and institutional offer prices of bonds with characteristics consistent with the objectives of the trust are expected to be 0.25% to 0.50% of the principal value of the bonds. This value can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Trust Portfolio." For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.

     PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION. The Trust Agreement requires that the trustee notify the sponsor of any tender of units for redemption. So long as the sponsor maintains a bid in the secondary market, the sponsor, prior to the close of business on the second succeeding business day, will purchase any units tendered to the trustee for redemption at the price so bid by making payment therefor to the unitholder in an amount not less than the Redemption Price on the date of tender not later than the day on which the units would otherwise have been redeemed by the trustee. Units held by the sponsor may be tendered to the trustee for redemption as any other units.

     The institutional offering price of any units resold by the sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering-Offering Price"). Any profit resulting from the resale of such units will belong to the sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see "Public Offering-Sponsor's and Dealers Profits").

                                    SPONSOR

     Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     If at any time the sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged to be bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the Trust Agreement.

     The foregoing information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

     LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

     RESPONSIBILITY. The trustee shall sell, for the purpose of redeeming units tendered by any unitholder and for the payment of expenses for which funds are not available, such of the bonds in a list furnished by the sponsor as the trustee in its sole discretion may deem necessary.

     It is the responsibility of the sponsor to instruct the trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange and substitution for any bonds pursuant to a refunding or refinancing plan, except that the sponsor may instruct the trustee to accept such an offer or to take any other action with respect thereto as the sponsor may deem proper if the issuer is in default with respect to such bonds or in the judgment of the sponsor the issuer will probably default in respect to such bonds in the foreseeable future.

     Any obligations so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the trustee is required to give notice thereof to each unitholder, identifying the obligations eliminated and the bonds substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under "Risk Factors-Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of replacement bonds for failed bonds, the acquisition by the trust of any bonds other than the bonds initially deposited is prohibited.

     The sponsor may direct the trustee to dispose of bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such bonds in the trust would be detrimental to the interest of the unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the unitholders.

     RESIGNATION. If the sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the trustee in such event, the trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the trusts or continue to act as Trustee.

                                     TRUSTEE

     THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of State of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not selected the portfolio of the trust. However, the bonds included in the portfolio on the Initial Date of Deposit may be purchased by the sponsor or the trust from BNY Capital Markets, Inc. ("BNY"), which is a wholly-owned subsidiary of Bank of New York Company, Inc. ("BONY COMPANY"). The trustee is also a wholly-owned subsidiary of BONY Company. Subsequent to the Initial Date of Deposit, the trustee may purchase bonds from BNY in order to create additional units.

     In accordance with the Trust Agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office or available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the bonds held in each trust. Pursuant to the Trust Agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of bonds comprising the trust.

     LIMITATIONS ON LIABILITY. The trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, bonds or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the trust which the trustee may be required to pay under current or future law of the

United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

     RESPONSIBILITY. For information relating to the responsibilities of the trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders," "Sponsor-Responsibility" and "Sponsor-Resignation."

     RESIGNATION. Under the Trust Agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the Trust Agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                                    EVALUATOR

     THE EVALUATOR. Claymore Securities, Inc. will serve as the evaluator of the bonds in the trust, and as such will appraise the bonds or cause the bonds to be appraised. To appraise the bonds, the evaluator generally utilizes prices received from Standard & Poor's Securities Evaluations.

     LIMITATIONS ON LIABILITY. The trustee and the sponsor may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. Determinations by the evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or unitholders for errors in judgment. However, this provision shall not protect the evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     RESPONSIBILITY. The Trust Agreement requires the evaluator to evaluate the bonds on the basis of their institutional bid prices on each business day after the initial offering period, when any unit is tendered for redemption and on any other day such evaluation is desired by the trustee or is requested by the sponsor. For information relating to the responsibility of the evaluator to evaluate the bonds on the basis of their institutional offering prices, see "Public Offering-Offering Price."

     RESIGNATION. The evaluator may resign or may be removed by the sponsor and the trustee, and the sponsor and the trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                             IQ INVESTMENT ADVISORS

     IQ has provided the sponsor with certain guidance in connection with the design of the trust. IQ will not participate in the selection, execution or delivery of the trust's bonds, which is the sole responsibility of the sponsor.

     NO LIABILITY. IQ has no responsibility in connection with the formation of the trust, the selection, execution or delivery of the trust's bonds, or the ongoing maintenance or operations of the trust. IQ will have no liability to unitholders or any other persons in connection with any aspect of the trust, or its depreciation in value or other loss, including in cases where the sponsor, trustee, or evaluator have failed in their duties by reason of willful misconduct, bad faith, negligence or reckless disregard for their obligations or duties, In addition, IQ will have no responsibility for, or liability in connection with, replacements of the sponsor, trustee or evaluator when such parties resign or are removed from their duties.

                            AMENDMENT AND TERMINATION
                             OF THE TRUST AGREEMENT

     The sponsor and the trustee have the power to amend the Trust Agreement without the consent of any of the unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, (2) to change any provision required to be changed by the SEC, or (3) to make such other provisions as shall not adversely affect the interest of the unitholders. The sponsor and the trustee may amend the Trust Agreement with the consent of unitholders representing 662/3% of the units then outstanding, provided that no such amendment will reduce the interest in the trust of any unitholder without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment without the consent of all the unitholders. In no event shall the Trust Agreement be amended to permit the deposit or acquisition of bonds either in addition to or in substitution for any of the bonds initially deposited in the trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the trustee is obligated to notify promptly all unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

     The trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the bonds. The trustee shall notify the sponsor when the par value of the bonds in the trust is less than $2,000,000. The trust may also be terminated (i) by the consent of 662/3% of the units or (ii) by the trustee in certain circumstances. In no event, however, may the trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the trustee to all unitholders. Within a reasonable period after termination, the trustee will sell any remaining bonds, and, after paying all expenses and charges incurred by the trust, will distribute to each unitholder, upon surrender of his units (including certificates, if any), his pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

                              DISTRIBUTION OF UNITS

     Units may be sold to dealers at prices reflecting the per unit concession stated under "Public Offering-Offering Price." However, resales of units by such dealers to the public will be made at the Public Offering Price described in the prospectus. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units and the right to change the amount of the concession from time to time.

                                     EXPERTS

     LEGAL MATTERS. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the Units. Emmet, Marvin & Martin, LLP, has acted as counsel for the trustee with respect to the trust and special New York Tax counsel for the trust.


     INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.


                                 CODE OF ETHICS

     The sponsor and the trust have adopted a code of ethics requiring the sponsor's employees who have access to information on trust transactions to report personal bonds transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

                           DESCRIPTION OF BOND RATINGS

     STANDARD & POOR'S RATING. A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings are based, in varying degrees, on the following considerations:

     - Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     -    Nature of and provisions of the obligation; and

     - Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA -- An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA -- An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A -- An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB -- An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     Plus (+) or minus(-) -- The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     r -- This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

     N.R. -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

     *MOODY'S INVESTORS SERVICE RATING. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

     Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

     A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

     Baa-Bonds which are rated Baa are considered as medium grade obligations, I.E., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Ba-Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B-Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

     Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "Caa". The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking ranks in the lower end of its generic rating category.

     **FITCH RATINGS. A brief description of the applicable Fitch Ratings' symbols and their meanings is as follows:

     AAA -- Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

     AA -- Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

     A -- High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

     BBB -- Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

     "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-term rating category or to categories below 'CCC'.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

      As of the date of the prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under Federal taxes using the published marginal Federal tax rates scheduled to be in effect in 2004. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables do not reflect any state or local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $142,700. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately
39.52 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 36.05 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Tax Status" for a more detailed discussion of Federal tax legislation.

FEDERAL

              TAXABLE INCOME                                 TAX-EXEMPT ESTIMATED CURRENT RETURN
----------------------------------------              -------------------------------------------------
     SINGLE                  JOINT           TAX        31/2%     33/4%     4%        41/4%     41/2%
     RETURN                 RETURN           RATE     EQUIVALENT TAXABLE ESTIMATED   CURRENT    RETURN
----------------------------------------   --------   -------------------------------------------------
$         0-7,150      $        0-14,300     10.0%      3.89%     4.17%     4.44%     4.72%     5.00%
     7,150-29,050          14,300-58,100     15.0       4.12      4.41      4.71      5.00      5.29
    29,050-70,350         58,100-117,250     25.0       4.67      5.00      5.33      5.67      6.00
   70,350-146,750        117,250-178,650     28.0       4.86      5.21      5.56      5.90      6.25
  146,750-319,100        178,650-319,100     33.0       5.22      5.60      5.97      6.34      6.72
     Over 319,100           Over 319,100     35.0       5.38      5.77      6.15      6.54      6.92

     A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the trust and returns over specified periods on other similar Claymore sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds; each of which has investment characteristics that may differ from those of the trust. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the trust are described more fully in the prospectus.

CONTENTS

                                                              Investment Summary

A CONCISE DESCRIPTION OF ESSENTIAL INFORMATION ABOUT THE PORTFOLIO
      2  Overview
      2  Public Offering Price
      2  Investment Objective
      2  Portfolio Strategy
      3  Bond Selection Factors
      3  Principal Risks
      4  Claymore Securities
      4  About IQ Investment Advisors
      4  Taxes
      4  Distributions
      5  Market for Units
      5  Fees and Expenses
      5  Example
      6  Essential Information
      8  Summary of Essential Financial
         Information
      9  The Trust Portfolio
     11  Report of Independent Registered Public Accounting Firm
     12  Statement of Financial Condition

                                                   Understanding Your Investment

DETAILED INFORMATION TO HELP YOU UNDERSTAND YOUR INVESTMENT

     13  The Trust
     13  Risk Factors
     22  Public Offering
     23  Estimated Current Return and Estimated Long-Term Return to
         Unitholders
     24  Federal Tax Status
     28  Rights of Unitholders
     36  Sponsor
     37  Trustee
     38  Evaluator
     38  IQ Investment Advisors
     39  Amendment and Termination of the
         Trust Agreement
     39  Distribution of Units
     39  Experts
     40  Code of Ethics
     40  Description of Bond Ratings
     43  Equivalent Taxable Estimated Current Return Tables

Where to Learn More

YOU CAN CONTACT US FOR FREE INFORMATION ABOUT THIS INVESTMENTS.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com
BY E-MAIL
invest@claymoresecurities.com
CALL CLAYMORE (800) 345-7999
Pricing Line (888) 248-4954
CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)
CALL IQ INVESTMENT ADVISORS
(877) 345-7999

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

    E-MAIL: publicinfo@sec.gov
    WRITE:  Public Reference Section, Washington, D.C. 20549-0102
    VISIT:  http://www.sec.gov (EDGAR Database)
    CALL:   1-202-942-8090 (only for information on
            the operation of the Public Reference Section)
REFER TO:
    CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 196

    Securities Act file number: 333-119183

    Investment Company Act file number: 811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                                     IQ/CLAYMORE
                                                                       MUNICIPAL
                                                                       PORTFOLIO
                                                                  (10-15 YEARS),
                                                                        SERIES 2

                                                                     A SERIES OF
                                                             CLAYMORE SECURITIES
                                                              DEFINED PORTFOLIOS

                                                                      SERIES 196

                                                                      PROSPECTUS

                                                          DATED OCTOBER 28, 2004


[INVESTMENT ADVISORS LOGO]

[CLAYMORE(R) LOGO]

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                INSURER/POLICY NO.                                 AMOUNT
          National Union Fire Insurance
          Company of Pittsburgh,                               $      250,000
          Pennsylvania
          959-9000

B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

            Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                         Exhibits as listed on page S-5

                                   SIGNATURES

     The Registrant, Claymore Securities Defined Portfolios, Series 196 hereby identifies Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, The Ranson Municipal Trust, Multi-State Series 1, Everen Unit Investment Trusts, Series 40, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)    that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 196 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 28th day of October, 2004.

                                        CLAYMORE SECURITIES DEFINED
                                          PORTFOLIOS, SERIES 196
                                                   (Registrant)

                                        By CLAYMORE SECURITIES, INC.
                                                   (Depositor)


                                          By      /s/ Nicholas Dalmaso
                                            -------------------------------
                                             Senior Managing Director and
                                                    General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                           TITLE**                            DATE
                                                                         )
                                                                         )
                                                                         )
DAVID HOOTEN*                             Chief Executive Officer and    )   By:  /s/ Nicholas Dalmaso
                                          Chairman of the Board of       )        -----------------------
                                          Directors                      )        Nicholas Dalmaso
                                                                                  Attorney-in-Fact*

                                                                                  October 28, 2004

                                          Chief Financial Officer,                October 28, 2004
/S/ CHARLES MILLINGTON                    Treasurer and Director
-----------------------
    CHARLES MILLINGTON

                                          Senior Managing Director and            October 28, 2004
/S/ NICHOLAS DALMASO                      General Counsel
-----------------------
    NICHOLAS DALMASO

----------
* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.3 and 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

1.1       Reference Trust Agreement.

1.1.1     Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826) filed on February 6, 2002.

2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 171 (File No. 333-112575) filed on February 19, 2004).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.4 Opinion of counsel as to the Trustee and the Trust(s) including a consent to the use of its name in the Registration Statement.

4.1       Consent of Independent Registered Public Accounting Firm.